GraniteShares Gold Trust

BAR

ABOUT THE TRUST

The GraniteShares Gold Trust is designed to seek the performance of the price of gold less trust expenses.

Physically backed. The trust holds physical gold bars in a secure vault

Transparent bar list posted daily

Cost effective access to physical gold

GraniteShares Gold Trust

TRUST CHARACTERISTICS As of 9/29/2017

PRODUCT TICKER	BAR
SPONSOR FEE	0.20%
INCEPTION DATE	8/31/2017
BENCHMARK	GOLD
CUSIP	38748G101
EXCHANGE	NYSE Arca
IOPV TICKER	BARIV
REPLICATION	PHYSICAL
VAULT LOCATION	LONDON
CUSTODIAN	ICBC STANDARD BANK PLC
VAULT INSPECTOR	INSPECTORATE INT’L
VAULT INSPECTION FREQUENCY	TWICE ANNUALLY
TRUSTEE	BNY MELLON

PERFORMANCE

	1 month	3 month	YTD	1 Year	3 Year	Since Inception

BAR NAV	-2.20%					-2.20%

BAR Market Price	-2.74%					-2.74%

Gold	-2.18%	3.29%	11.48%	-2.98%	-5.22%	-2.18%

Performance data quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than original cost. Returns less than one year are not annualized. NAV prices are used to calculate market price performance prior to the date when the Trust first traded on the New York Stock Exchange. Market performance is determined using the bid/ask midpoint at 4:00pm Eastern time, when the NAV is typically calculated. Market performance does not represent the returns you would receive if you traded shares at other times. For the Trust’s most recent month end performance, please call 1(844) 476-8747 or visit www. graniteshares.com/etfs.

COMMODITY SECTOR BREAKDOWN:

■ Physical Gold	100%

30 Vesey Street, 9th Floor, New York, NY 10007	844-476-8747 info@graniteshares.com graniteshares.com

BAR	GraniteShares Trust

DISCLAIMER

This material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing or sending money. To obtain a prospectus visit the link www.graniteshares.com/Trusts

Shares of the Trust are not insured by the Federal Deposit Insurance Corporation (“FDIC”), may lose value and have no bank guarantee.

BAR is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

The Trust is not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended.

The Trust is recently formed and has a limited history of operations. There can be no assurances that its objective will be met.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. Shares of the Trust are bought and sold at market price. Brokerage commissions will reduce returns.

Market Price: The current price at which shares are bought and sold. Market returns are based upon the last trade price.

NAV: The dollar value of a single share, based on the value of the underlying assets of the Trust minus its liabilities, divided by the number of shares outstanding. Calculated at the end of each business day.

Physical Replication: The Trust owns the underlying assets of the index whether they are stocks, bonds, or in this case, gold bars.

The objective of the Trust is for the value of the Shares to reflect, at any given time, the value of the assets owned by the Trust at that time less the Trust’s accrued expenses and liabilities as of that time. The Shares are intended to constitute a simple and cost-effective means of making an investment similar to an investment in gold. An investment in allocated physical gold bullion requires expensive and sometimes complicated arrangements in connection with the assay, transportation and warehousing of the metal. Traditionally, such expense and complications have resulted in investments in physical gold bullion being efficient only in amounts beyond the reach of many investors. The Shares have been designed to remove the obstacles represented by the expense and complications involved in an investment in physical gold bullion, while at the same time having an intrinsic value that reflects, at any given time, the price of the assets owned by the Trust at such time less the Trust expenses and liabilities. Although the Shares are not the exact equivalent of an investment in gold, they provide investors with an alternative that allows a level of participation in the gold market through the securities market.

The Sponsor of the Trust is GraniteShares LLC.

THE TRUST IS DISTRIBUTED BY FORESIDE FUND SERVICES, LLC. GRANITESHARES IS NOT AFFILIATED WITH FORESIDE FUND SERVICES, LLC

Trust RISKS

Investing in the shares involves significant risks, including possible loss of principal. You could lose money on an investment in the Trust. For a more complete discussion of risk factors relative to the Trust, carefully read the prospectus.

Shares are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. This creates the potential for losses, regardless of whether you hold Shares for the short-, mid- or long-term.

The amount of gold represented by each share will decrease over the life of the Trust due to the sales of gold necessary to pay the Sponsor’s Fee and Trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in shares.

The Trust is a passive investment vehicle. The price received upon the sale of shares may be less than the value of the gold represented by them.

The Trust is not a diversified investment, it may be more volatile than other investments.

The Trust may be forced to sell gold earlier than anticipated if expenses are higher than expected.

The Sponsor has no history of operating an investment vehicle like the Trust, its experience may be inadequate or unsuitable to manage the Trust.

Gold Benchmark - LBMA Gold Price PM. ICE Benchmark Administration (IBA) is the administrator for the LBMA Gold Price 2017 GraniteShares Inc. All rights reserved. GraniteShares, GraniteShares Trusts, and the GraniteShares logo are registered and unregistered trademarks of GraniteShares Inc., in the United States and elsewhere. All other marks are the property of their respective owners.

30 Vesey Street,	844-476-8747
9th Floor, New York,	info@graniteshares.com
NY 10007	graniteshares.com